GURUMD VIRTUAL MED, INC.



ANNUAL REPORT

1515 South Capital Texas Highway, Suite 105 Street Address 2

Austin, TX 78746

www.gurumd.net

BUSINESS

Our Business

Simply put, you can skip the waiting room and see a Doctor on your phone, computer, or smart device! This is called Telemedicine! GuruMD's urgent telemedicine approach offers high level medical care to its patients, allowing them to skip the Emergency Room and Urgent Cares for most non-emergency medical conditions!

GuruMD's cutting-edge technology connects patients to doctors through virtual encounters (face-to-face video visits), increasing healthcare accessibility while decreasing the strain on Emergency Room and Urgent Care facilities.

Patients love **GuruMD!** When GuruMD's patients experience the cost savings associated with higher level care: online lab orders, imaging and electronic prescriptions, they will never want to go back to the germ filled waiting rooms! **GuruMD has a cause.** Each time a patient uses GuruMD, a portion of the proceeds goes towards charity, providing medical care to those in need.

Doctors love GuruMD! Physicians can see patients from anywhere. Doctors extend their medical presence in multiple locations, powerfully generating income for themselves while saving medical institutions money. Optimization is key to Hospital survival as well as the mental health of our Physicians.

Hospitals love GuruMD! Redirecting low acuity patients from the Emergency Room reduces the Hospital's bottom dollar. This is game changing! The Hospital's Emergency Room can now optimize revenue by connecting these patients to the appropriate provider through video visits, increasing the hospitals likelihood for reimbursement. Traditionally Hospitals must eat this costly expense, but not anymore! The Hospital gets a break and the under-served patient gets the medical care they need and deserve.

Competition

We face competition from various entities in the telehealth industry and new startups are continually launching in the marketplace. Many of these competitors have substantially greater financial resources than we have, and we may not be able to compete with them.

Litigation

There are no pending claims or litigation against, nor are we aware of any claims that may be asserted.

Previous Offerings

In 2018, we raised approximately $41,556 through an offering under Regulation CF of the Securities Act, in connection with which we sold approximately 240,982 shares of our Class B Common Stock for between $0.16 and $0.18 per share.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this Report, before purchasing our shares. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.

To date, we have generated minimal revenues from our principal operations. We have sustained losses since inception. Because losses will continue until such time that we can complete the development and launch of our GuruPop, GuruConnect and/or GuruPay platforms (collectively, the "**GuruMD Platform**"), and because we have no committed source of financing, we will rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued.

Throughout 2019, we intend to fund our operations through the sale of our securities to third parties and related parties and through loans obtained from third parties or related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. We have a pending patent application and plan to explore other opportunities to patent parts of our core technology, however, such patent may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our all or portions of the GuruMD Platform, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign the technology in order to safeguard our competitive edge against competitors in the same industry. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating the GuruMD Platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for the GuruMD Platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

We face competition from various entities in the telehealth industry and new startups are continually launching in the marketplace. Many of these competitors have substantially greater financial resources than we have, and we may not be able to compete with them.

To compete effectively, we must keep up with rapid technological changes and changes in our users' requirements and preferences.

Customers, which include patients, physicians and other third party medical service providers, constantly demand more sophisticated products and services and customer preferences change rapidly. To remain competitive, we must continue to innovate, further enhancing and improving the responsiveness, functionality, accessibility, and other features of the GuruMD Platform. Our success depends on our ability to anticipate and respond to technological changes and customer preferences in a timely and cost-effective manner. We believe that we are prepared to respond to these challenges. However, there are no assurances that we will be able to effectively anticipate and respond to technological changes and customer preferences in the future. Failure to do so could have a materially adverse effect on our business and operating results.

Failure to maintain a positive reputation.

A positive reputation with patients, physicians, insurance companies and other third parties in the medical industry, concerning our telehealth platform is important in attracting and retaining physicians and other medical service providers, as well as attracting and retaining patients, who have a number of choices from which to seek telehealth services. To the extent the GuruMD Platform becomes perceived as not compelling to patients, physicians, insurance companies, and other third parties in the medical industry, our ability to maintain a positive reputation may be adversely impacted.

We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

The operation of the GuruMD Platform and our business is subject to substantial regulation under federal, state, local and foreign laws, including, but not limited to the Health Insurance Portability and Accountability Act of 1996 (HIPAA), which is aimed at protecting the privacy and security of certain health information, and the Health Information Technology for Economic and Clinical Health (HITECH), which extends the privacy and security protections under HIPPA. The GuruMD Platform must comply with HIPPA, HITECH and other governmental standards and regulations relating to operating a telemedicine application and handling confidential patient records. In addition, we will seek to be compliant with the Common Security Framework (CSF) a healthcare cybersecurity framework that includes both federal and state regulations, and which requires a third-party auditor to validate the use of specific controls set forth by the CSF.

We will incur costs in complying with these regulations and standards, and may be required to incur additional costs to comply with any changes to such regulations and standards. While we believe that we will be able to operate the GuruMD Platform in compliance with applicable laws, if we are determined to have violated such laws, it could result in, among other things, negative publicity, government investigation and/or government or private litigation, any of which could be costly to defend or respond to, and divert management's attention from the operation of our business.

We will depend, in part, on insurance companies, providing coverage for our telehealth services.

While we believe many patients will opt to use the GuruMD Platform without insurance coverage, we will be dependent, in part, on insurance companies providing coverage for our telehealth services. While we have secured contracts with certain insurance companies for certain aspects of our platform, and believe we will be able to secure additional contracts, if we are unable to obtain and maintain such additional contracts, or maintain any existing contracts, it would reduce the number of patients willing to use our services, which could have a material adverse effect on our business, prospects and operating results.

We will depend, in part, on physicians and other third party medical service providers, adopting our platform.

While we believe many physicians and medical service providers, such as labs and pharmacies, will adopt and use our platform because it will result in additional revenue and cost savings, if we are unable to successfully market our platform and onboard and retain a sufficient number of physicians and third party medical service providers, it would reduce the number of patients willing or able to use our services, which could have a material adverse effect on our business, prospects and operating results.

Lack of operating history and risks of startups/early-stage companies

Financial and operating risks confronting startups are significant and we are not immune to these. The startup market in which we compete is highly competitive, and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of product development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

We have minimal operating capital, no significant assets and no revenue from operations.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Class B Non-Voting Common Stock or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other events which would have a material adverse effect on us and our members.

No management Rights in us.

Subject to applicable law and, except as mentioned in our organizational documents, Class B Non-Voting Common Stock holders have no voting rights or other management or control rights in us, and, consequently, Class B Non-Voting Common Stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Class B Non-Voting Common Stock holders will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which a majority of Class B Non-Voting Common Stock holders disapprove. In assessing the risks and rewards of an investment in Class B Non-Voting Common Stock, Investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and Class B Non-Voting Common Stock holders will be subject to the decisions of our directors, officers, and employees.

Terms of subsequent financings may adversely impact your investment.

We will may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. In addition, if we need to raise more common or preferred equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

The GuruMD Platform, our software applications, and other interfaces or applications built upon the GuruMD Platform are still unproven, and there are no assurances that the GuruMD Platform will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use the GuruMD Platform. Further, the GuruMD Platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the GuruMD Platform. Cyber-attacks may target patients, physicians, other medical service providers, or other third parties, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, such as HIPPA and HITECH, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.

The integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. Any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects.

We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects.

We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations.

In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects.

We will store Investors' and patients' personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor or patient data, our relationships with our investors, patients, physicians, other medical service providers, insurance companies and/or other third parties will be severely damaged, and we could incur significant liability.

Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.

The further development and acceptance of blockchain networks, including the GuruMD Platform, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a materially adverse effect on the successful development and adoption of the GuruMD Platform and the development of a digital assets.

The GuruMD Platform is blockchain based and incorporates the use of the GuruSave voucher (G$) which patients may use for or towards insurance co-payments and to pay for other medical related services, such as lab orders and prescriptions. The growth of the blockchain industry, in general, as well as the blockchain networks on which we will rely, is subject to a high degree of uncertainty. A decline in the popularity or acceptance of the Bitcoin or Ethereum networks would adversely affect our results of operations. Factors that affect the development of the crypto asset industry and blockchain networks, include, but are not limited to:

- Worldwide growth in the adoption and use of Bitcoin, Ether, and other blockchain technologies;
- Government and quasi-government regulation of Bitcoin, Ether, and other blockchain assets and their use, or restrictions on or regulation of access to, and operation of blockchain networks or

similar systems;
- The maintenance and development of the open-source software protocol of the Bitcoin or Ethereum networks;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms or methods of buying and selling goods and services; and
- General economic conditions and the regulatory environment relating to cryptocurrencies.

Unfavorable developments or characteristics of any of the above circumstances could adversely affect our business.

The regulatory regime governing blockchain technologies is uncertain. Developments in regulations in the United States or in other jurisdictions may alter the nature of our business, or restrict the use of blockchain assets or the operation of a blockchain network upon which we rely, in a manner that adversely affects our business*.*

Regulation of blockchain technologies in the United States and in foreign jurisdictions is in its early stages of development, is unsettled and is subject to unpredictable changes which may have an adverse impact on us. Legislative and regulatory changes or actions are difficult to predict and may adversely impact the blockchain technology underlying the GuruMD Platform.

Limited Transferability And Liquidity.

Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Overview

GuruMD Virtual Med, Inc., was incorporated on August 28, 2018, in the state of Delaware. Our headquarters are located in Austin, Texas.

Financial statements

Our financial statements for the fiscal years ending December 31, 2017 and December 31, 2018, are attached as Exhibit A to this Report.

Results of operations

Revenue

Revenue for the fiscal year ending December 31, 2017 was $6,384.00, compared to $54,219 for the fiscal period ending December 31, 2018.   The increase in revenue is primarily attributable to the fact that we were only operating for two months during 2017 and providing care for only cash pay patients. In 2018, we expanded the business to consumer model to include additional payers and implemented an additional business to business model. We have signed agreements with numerous insurance companies willing to reimburse for patient visits, expanding the availability of the GuruMD platform.

Cost of sales

Cost of sales for the fiscal year ending December 31, 2017 was $3,191.00, compared to $61,369, for the fiscal period ending December 31, 2018. The increase in cost of sales during 2018, is primarily attributable to the additional 10 months of service provided in 2018, and the additional services that were enabled during the 2018 fiscal period ending December 31, 2018.

Operating Expenses

Our expenses consist of, primarily compensation, marketing and sales expenses, fees for professional services, intellectual property protection and research and development. Operating expenses for the fiscal year ending December 31, 2017 were $126,738, compared to $179,783 for the fiscal period ending December 31, 2018. The increase was primarily attributable to ongoing marketing efforts and employee compensation.

Gross margins

For the fiscal year ending December 31, 2017, we had a net loss of $123,545, compared to a net loss of $186,933, for the fiscal period ending December 31, 2018.

Financial Milestones

We are investing in the continued growth of our brand and are generating sizeable net income losses as a result. We are seeking to hit the following milestones:

- 2nd & 3rd quarters 2019: Add contracts with insurance brokers, finalize new employer benefit plan contracts, continue to form health share network partnerships and grow our B2C model.
- 4th quarter 2019: Expand services Nationally and add new employees.
- 1st quarter 2020: Increase number of employees to facilitate additional contracts and national service.
- 2nd quarter 2020: Integrate wearable (peripheral) medical devices.

Liquidity and Capital Resources

As of December 31, 2017, we had $6,203.00 in cash, and as of December 31, 2018, we had $17,088 in cash, primarily as a result of funds raised in our Regulation CF offering.

We have financed our operations through insider loans as described below, and as of December 31, 2018, we had raised $41,556 of the $1,069,999.92 under Regulation CF.   We have used the proceeds of such offering and intend to use any additional proceeds of such offering, to increase our marketing efforts, to conduct a price sensitivity tests and to fund working capital.

We are currently generating operating losses and require the continued infusion of new capital to continue business operations. We anticipate we can operate our business for 6 months without any additional infusions of capital. We will likely seek to raise additional capital in crowdfunding offerings, equity or debt issuances, or any other method available to us.

Indebtedness

Osborn MD PA, which holds approximately 10% of our outstanding shares of common stock, and which is owned by Clinton Osborn, a director and officer, and the holder of approximately 56% of our outstanding common stock, has from time to time advanced the Company funds for operating capital or has paid for expenses on the Company's behalf. During 2017 and 2018, respectively, $132,332 and $177,422, respectively were advanced to the Company. These advances are considered short-term, due on demand and carry no interest. As of December 31, 2018, the outstanding amount due was $309,754.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Clinton Osborn, MD.	Co-Founder/ President
Kassey Osborn, FNP-C	Co-Founder, COO, and Director
J.Trevor Babyak	Business Strategy and Secretary

Clinton Osborn, MD.

Dr. Osborn is CEO, co-founder and president of GuruMD. As a Board-Certified Physician, he's practiced medicine throughout The United States, working in Emergency Rooms, Hospital Systems, and Clinics treating acutely ill patients, Dr. Osborn felt it was time for a change, fueling the creation of the GuruMD platform. His passion for Med-Tech / Fin- Tech, including cryptocurrencies, are combined to address many inefficiencies in medicine, sparking the idea and creation of GuruMD. He currently participates in various community outreach programs, is an active member of the Texas Medical Association, American Telemedicine Association, and advocate for increased accessibility for patient medical care. Dr. Osborn completed his family medicine residency in 2010 from Texas Tech University Health Science Center of the Permian Basin. From Nov. 2015-Sept. 2017, Dr. Osborn has worked full time as an Emergency Medicine Physician at EmCare. In Sept. 2017, he founded GuruMD, and still serves as CEO and Director. Dr. Osborn dedicates 10% of his time as a practicing Physician and the other 90% to GuruMD.

Kassey Osborn, FNP-C

Kassey, co-found GuruMD in 2017, is an active Board-Certified Nurse Practitioner and Virtual medicine advocate. She helped lead, launch, and develop a disruptive Telemedicine platform straight out of the Silicon Hills of Austin, Texas. Kassey has traveled throughout the Lone Star State working in busy Emergency Rooms, Hospital Systems and Clinics. She is currently in charge of an active multi-state Virtual Medicine Pilot, www.gurumd.net, where she diagnoses, treats, and facilitates patient care, while leading the adaptation of the Platform. She led the development of the GuruPay system, designed to provide multiple payment opt ions for the B2B sector as well as B2C. From 201S - 2017, Kassey worked as a Nurse Practitioner in a busy Emergency Room and at a primary ca re clinic called Temp le Walk-In Clinic. In Sept 2017, she co-founded GuruMD and works for the company full time as COO, CFO and Director.

J. Trevor Babyak

Trevor has served as GuruMD's Business Strategist and Secretary since 08/ 2018 . He founded CEO Symposium, in 12/2016. Prior thereto, between January 2011 and October 2016 he served as Program Administrator of the Bank CEO Network/ Bank Advisory Group where he was a financial analyst, providing bank stock valuations for community banks. Trevor graduated from Texas State University. Trevor devotes 90% of his time to GuruMD and 10% to CEO Symposium.

Number of Employees: 6

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, as of December 31, 2018, by each person whom we know owned, beneficially, more than 20% of the outstanding shares of our Common Stock. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Name of beneficial owner	Amount and nature of Beneficial ownership	Percent of class
Clinton Osborn	36,398,339(1)	66.7%
Kassey Osborn	17,927,541	32.9%

(1) Included 5,432,588 shares held by Clinton Osborn MD PA, an entity solely owned and controlled by Mr. Osborn.

RELATED PARTY TRANSACTIONS

COPY FROM INDEBTEDNESS Osborn MD PA, which holds approximately 10% of our outstanding shares of common stock, and which is owned by Clinton Osborn, a director and officer, and the holder of approximately 56% of our outstanding common stock, has from time to time advanced the Company funds for operating capital or has paid for expenses on the Company's behalf. During 2017 and 2018, respectively, $132,332 and $177,422, respectively were advanced to the Company. These advances are considered short-term, due on demand and carry no interest. As of December 31, 2018, the outstanding amount due was $309,754.

OUR SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of up to 70,000,000 shares of Class A Voting Common Stock (the **"Class A Common Stock"),** and up to 30,000,000 shares of Class B Non-Voting Common Stock (the **"Class B Common Stock,·** and sometimes together with the Class A Common Stock, the "**Common Stock").**   As of December 31, 2018, there were 54,500,000 shares of Class A Common Stock outstanding and 240,982 shares of Class B Common Stock outstanding.

The Voting Rights

The holders of shares of Class A Common Stock, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Class B Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transact ions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Class A Common Stock and Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future.

Company Repurchase Right of shares sold in the Regulation CF Offering.

The Company may, at any time, and in connection with an institutional or venture financing in the minimum amount of $1,000,000.00, repurchase the Class B Common Stock sold in our Regulation CF offering, by delivering the subscriber written notice of such repurchase along with payment for the Class B Common Stock. The payment for the Class B Common Stock shall be the greater of (a) the valuation of the Company in such institutional financing, and (b) 110% of such subscriber's investment. Upon delivery of such notice and payment, the Class B Common Stock shall automatically be deemed repurchased and cancelled.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.
If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2019.

GURUMD VIRTUAL MED, INC.

By   /s/ Clinton Osborn

        Name: Clinton Osborn

        Title: Chief Executive Officer

CERTIFICATION

I, Clinton Osborn, Chief Executive Officer of GuruMD Virtual Med, Inc., hereby certify that the financial statements of GuruMD Virtual Med, Inc. included in this Report are true and complete in all material respects.

GuruMD Virtual Med, INC.

/s/ Clinton Osborn

_____
Clinton Osborn
Chief Executive Officer

FINANCIAL STATEMENTS

GuruMD Virtual Med, Inc.

A Delaware Corporation

Consolidated Financial Statements (Unaudited)
December 31, 2018 and 2017

GURUMD VIRTUAL MED, INC.

TABLE OF CONTENTS

Page

Consolidated Financial Statements as of December 31, 2018 and 2017, for the years ended December 31, 2018, and for the period from July 5, 2017 (inception) to December 31, 2017:

GURUMD VIRTUAL MED, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 17,088	$ 6,203
Deferred offering costs	18,622	-
Subscription receivable	8,523	-
Total Current Assets	44,233	6,203
Non-Current Assets:		
Property and equipment, net	2,049	2,584
Total Non-Current Assets	2,049	2,584
TOTAL ASSETS	$ 46,282	$ 8,787
LIABILITIES AND STOCKHOLDERS' EQUITY /(DEFICIT)		
Liabilities:		
Current Liabilities:		
Advances from related party	$ 309,754	$ 132,332
Total Liabilities	309,754	132,332
Members' Equity/(Deficit):	-	(123,545)
Stockholders' Equity/(Deficit):		
Class A Common Stock, $0.0001 par, 70,000,000 shares authorized, 54,500,000 and 0 shares issued and outstanding as of December 31, 2018 and 2017, respectively	5,450	-
Class B Non-Voting Common Stock, $0.0001 par, 30,000,000 shares authorized, 240,982 and 0 shares issued and outstanding as of December 31, 2018 and 2017, respectively	24	-
Additional paid-in capital	41,532	-
Accumulated deficit	(310,478)	-
Total Stockholders' Equity/(Deficit)	(263,472)	(123,545)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 46,282	$ 8,787

No assurance is provided
See accompanying notes, which are an integral part of these consolidated financial statements.

GURUMD VIRTUAL MED, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2018 and for the period from July 5, 2017 (inception) to December 31, 2017

	2018	2017
Net revenues	$ 54,219	$ 6,384
Costs of net revenues	(61,369)	(3,191)
Gross profit (loss)	(7,150)	3,193
Operating Expenses:		
General & administrative	64,828	77,785
Sales & marketing	49,912	7,711
Research and development	65,043	41,242
Total Operating Expenses	179,783	126,738
Loss from operations	(186,933)	(123,545)
Provision for income taxes	-	-
Net Loss	$ (186,933)	$ (123,545)

No assurance is provided
See accompanying notes, which are an integral part of these consolidated financial statements.

GURUMD VIRTUAL MED, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the year ended December 31, 2018 and for the period from July 5, 2017 (inception) to December 31, 2017

		Common Stock						
		Class A Common Stock		Class B Non-Voting Common Stock				
	Members' Equity/(Deficit)	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/(Defict)
Balance at July 5, 2017 (inception)	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Net loss	(123,545)	-	-	-	-	-	-	(123,545)
Balance at December 31, 2017	$ (123,545)	-	$ -	-	$ -	$ -	$ -	$ (123,545)
Conversion to corporation	$ 123,545	54,500,000	$ 5,450	-	$ -	$ -	$ (123,545)	$ 5,450
Issuance of Class B Common Stock				240,982	24	41,532	-	41,556
Net loss	-	-	-	-	-	-	(186,933)	(186,933)
Balance at December 31, 2018	$ -	54,500,000	$ 5,450	240,982	$ 24	$ 41,532	$ (310,478)	$ (263,472)

No assurance is provided

See accompanying notes, which are an integral part of these consolidated financial statements.

GURUMD VIRTUAL MED, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2018 and for the period from July 5, 2017 (inception) to December 31, 2017

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (186,933)	$ (123,545)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	535	90
Net Cash Used In Operating Activities	(186,398)	(123,455)
Cash Flows From Investing Activities		
Purchase of property and equipment	-	(2,674)
Net Cash Used In Investing Activities	-	(2,674)
Cash Flows From Financing Activities		
Proceeds from issuance of Class A common stock	5,450	-
Proceeds from issuance of Class B common stock	33,033	-
Proceeds from related party advances	177,422	132,332
Offering costs	(18,622)	-
Net Cash Provided By Financing Activities	197,283	132,332
Net Change In Cash	10,885	6,203
Cash at Beginning of Period	6,203	-
Cash at End of Period	$ 17,088	$ 6,203
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

No assurance is provided
See accompanying notes, which are an integral part of these consolidated financial statements.

GURUMD VIRTUAL MED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

GuruMD Virtual Med, Inc. (the "Company"), doing business as GuruMD, is a Delaware corporation formed on August 28, 2018. GuruMD, LLC (the "Subsidiary Company"), is a limited liability company organized July 5, 2017 (inception) under the laws of Texas under common ownership and control as the Company. In August 2018, the Subsidiary Company merged with the Company in an acquisition transaction, whereby the owners of the Subsidiary Company agreed to exchange 100% of the interests in the Subsidiary Company for 54,500,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly owned subsidiary.

GuruMD is a telemedicine software platform. This mobile app, website, and payment solution allows providers and patients to connect through its proprietary platform aiming to increase healthcare accessibility and medical provider optimization through virtual encounters.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of GuruMD Virtual Med, Inc. and its subsidiary GuruMD, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company carried no receivables.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company engaged in during 2018 under Regulation Crowdfunding. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of the offering.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity/(deficit) on the consolidated balance sheet.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2018 and 2017 have estimated useful lives of 5 years.

The Company's property and equipment consisted of the following as of December 31, 2018 and 2017:

	2018	2017
Property and equipment, at cost	$ 2,674	$ 2,674
Accumulated depreciation	(625)	(90)
Property and equipment, net	$ 2,049	$ 2,584
Depreciation expense	$ 535	$ 90

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Costs of Net Revenues

Costs of net revenues include the cost of software, hosting fees, and personnel costs.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its July 5, 2017 inception until August 28, 2018 the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the August 28, 2018 merger, the Company was taxed as a corporation. The Company has a net operating loss carryforward of $52,313 as of December 31, 2018. The Company used its estimated combined effective tax rate of approximately 25% from Federal and Texas tax rates to derive a net deferred tax asset of $13,052 as of December 31, 2018. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire in 2038, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. The 2018 tax returns have not yet been filed as of the issuance of these consolidated financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $186,933 and $123,545 during the periods ended December 31, 2018 and 2017, respectively, has negative cash flows from operations, has accumulated deficits of $310,478 and $123,545 as of December 31, 2018 and 2017, respectively, has current liabilities exceeding current assets by $265,521 as of December 31, 2018, and lacks liquidity to satisfy its obligations as they come due with just $17,088 of cash as of December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

On August 28, 2018, GuruMD Virtual Med, Inc., a Delaware corporation, was formed. GuruMD Virtual Med, Inc. authorized 70,000,000 shares of $0.0001 par value Class A Common Stock (voting) and 30,000,000 shares of $0.0001 par value Class B Common Stock (non-voting). The rights and preferences are identical between the classes, with the exception of voting rights which only Class A Common Stock are entitled to. The members of GuruMD, LLC agreed to exchange 100% of their membership interests in GuruMD, LLC for a total of 54,500,000 shares of Class A Common Stock in GuruMD Virtual Med, Inc. Therefore, as of August 28, 2018 GuruMD, LLC became a wholly owned subsidiary of GuruMD Virtual Med, Inc.

As of December 31, 2018, 54,500,000 shares of Class A Voting Common Stock were issued and outstanding. As of December 31, 2018, 240,982 shares of Class B Non-Voting Common Stock were issued and outstanding.

In 2018, the Company has raised $41,556 in an offering of its Class B Common Stock pursuant to an offering under Regulation Crowdfunding, where 240,982 shares were issued at $0.16 to $0.18 per share.

NOTE 5: RELATED PARTY TRANASACTIONS

From time-to-time, the Subsidiary Company's managing member and a related entity have advanced the Company funds for operating capital or have paid for expenses on the Company's behalf. These advances are considered short-term, due on demand, and carry no interest. The outstanding balances under these arrangements as of December 31, 2018 and 2017 totaled $309,754 and $132,332, respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through April 24, 2019, the date the consolidated financial statements were available to be issued. There are no material events requiring disclosure or adjustment to the consolidated financial statements.